New York	Paris
Menlo Park	Madrid
Washington DC	Tokyo
São Paulo	Beijing
London	Hong Kong

Davis Polk & Wardwell LLP	212 450 4000 tel
450 Lexington Avenue	212 701 5800 fax
New York, NY 10017

January 6, 2017

Re:	REV Group, Inc. Registration Statement on Form S-1 Filed December 23, 2016 File No. 333-214209

VIA EDGAR AND HAND DELIVERY

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Dobbie,

On behalf of our client, REV Group, Inc., a Delaware corporation (the “Company”) and pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby submit as Exhibit A hereto for the Staff’s review certain pages of the Company’s draft preliminary prospectus to be included in the Company’s Registration Statement on Form S-1 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. The Company expects to include these pricing terms in a subsequent amendment (the “Amendment”) to the Registration Statement, which the Company plans to file through EDGAR prior to launching the Offering.

The Offering terms are a bona fide estimate, as of the date of this letter, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide range will be within the range provided below.

The Company proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per share of common stock, with a midpoint of $20.00 per share (after giving effect to an anticipated 80-for-one stock split). In the Offering (after giving effect to such stock split), the Company proposes to sell up to an aggregate of 12,500,000 shares of its common stock, not including up to 1,875,000 shares that may be purchased from certain selling shareholders by the underwriters pursuant to their option to purchase additional shares of common stock. The Company is also enclosing as Exhibit A hereto its proposed marked copy of certain sections of the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into the Amendment.

As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given market volatility as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in the Amendment.

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 (fax) or derek.dostal@davispolk.com or Richard D. Truesdell, Jr. at (212) 450-4674, (212) 701-5674 (fax) or truesdell@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal

Derek J. Dostal

cc:	Via E-mail

Tim Sullivan, Chief Executive Officer

Dean Nolden, Chief Financial Officer

REV Group, Inc.

Exhibit A

THE OFFERING

Common stock offered by us	12,500,000 shares.

Common stock to be outstanding after this offering	63,697,200 shares.

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase from the selling stockholders up to 1,875,000 additional shares of our common stock at the initial offering price less the underwriting discount.

Use of proceeds

We estimate that the net proceeds from this offering of our common stock will be approximately $231.4 million at an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds of this offering as follows: (i) first, to redeem in full our outstanding 8.500% senior secured notes due 2019 (the “Senior Secured Notes”) and pay the related call premium and (ii) second, to use the remaining proceeds, if any, to repay up to $43.8 million aggregate principal amount of loans under our senior secured asset-based lending revolving credit and guaranty agreement (the “ABL Facility”).

We will not receive any proceeds from the sale of shares by the selling stockholders if the underwriters exercise their option to purchase additional shares of common stock. See “Use of Proceeds.”

Dividend policy	Following the completion of this offering and subject to legally available funds, we intend to pay a cash dividend at a rate initially equal to $ per share on our common stock, commencing in the quarter of fiscal year . The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors and we may reduce or discontinue entirely the payment of such dividends at any time. See “Dividend Policy.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NYSE symbol	“REVG”

Unless we specifically state otherwise or the context otherwise requires, the number of shares of common stock to be outstanding after this offering is based on 51,197,200 shares of common stock outstanding as of October 29, 2016 and does not give effect to or reflect the issuance of:

•

3,746,560 shares of common stock issuable upon exercise of stock options outstanding as of October 29, 2016 at a weighted average exercise price of $5.69 per share, including stock options that will vest upon completion of this offering as described under “Management’s Discussion and Analysis—Factors Affecting Our Performance—Stock Compensation Expense”; or

•	4,253,440 shares of common stock reserved for future issuance under our equity incentive plan as of October 29, 2016.

Unless we specifically state otherwise or the context otherwise requires, this prospectus reflects or assumes the following:

•	The 80-for-one stock split of our common stock has been completed;

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the closing of this offering;

•	the reclassification of our outstanding Class A common stock and Class B common stock into one class of common stock that we will complete concurrently with the completion of the offering as described under “Description of Capital Stock—Reclassification of Class A and Class B Common Stock”;

•	the reclassification of contingently redeemable common stock to stockholders’ equity resulting from the expiration of the employee shareholders’ put options upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase from the selling stockholders up to 1,875,000 additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. The summary consolidated financial data for fiscal years 2016, 2015 and 2014 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The following table also includes summary unaudited pro forma financial information that gives effect to this offering and the use of proceeds from this offering to redeem in full all $180.0 million aggregate principal amount of our outstanding senior secured notes (the “Senior Secured Notes”) and pay the related call premium and repay approximately $43.8 million aggregate principal amount of loans under our ABL Facility, as if such transactions had occurred on October 29, 2016 with respect to our consolidated balance sheet data and as if such transactions had occurred on November 1, 2015 with respect to our consolidated statements of operations data.

Our historical results are not necessarily indicative of the results to be expected for future periods. Our historical share information gives effect to the reclassification that we will complete concurrently with the completion of the offering as described in “Description of Capital Stock—Reclassification of Class A and Class B Common Stock.” The summary historical consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes and other financial data appearing elsewhere in this prospectus.

	Pro Forma Fiscal Year Ended October 29, 2016(1)	Fiscal Year Ended
		October 29, 2016	October 31, 2015	October 31, 2014
		(in thousands except per share data)
Net sales	$1,925,999	$1,925,999	$1,735,081	$1,721,116
Cost of sales	1,696,068	1,696,068	1,553,127	1,557,877

Gross profit	229,931	229,931	181,954	163,239
Operating expenses:
Selling, general and administrative	139,771	139,771	102,309	111,820
Research and development costs	4,815	4,815	5,106	8,275
Restructuring costs(2)	3,521	3,521	3,869	3,376
Amortization of intangibles	9,423	9,423	8,586	8,790

Total operating expenses	157,530	157,530	119,870	132,261

Operating income	72,401	72,401	62,084	30,978
Interest expense	9,139	29,158	27,272	26,195

Income before provision for income taxes	63,262	43,243	34,812	4,783
Provision for income taxes	20,197	13,050	11,935	3,295

Net income	$43,065	$30,193	$22,877	$1,488

Basic Earnings Per Share:
Weighted-average shares of common stock outstanding(3)
Basic	—	51,587,164	52,761,380	52,789,250
Diluted	—	51,773,685	52,818,969	52,797,431
Earnings per share of common stock(3)
Basic	—	$0.59	$0.43	$0.03
Diluted	—	$0.58	$0.43	$0.03
Pro Forma Earnings Per Share:
Pro forma weighted-average shares of common stock outstanding(4)
Basic	64,087,164	—	—	—
Diluted	64,273,685	—	—	—
Pro forma earnings per share of common stock(4)
Basic	$0.67	—	—	—
Diluted	$0.67	—	—	—

	Fiscal Year Ended
	October 29, 2016	October 31, 2015	October 31, 2014
	($ in thousands except percentages)
Other Financial Data:
Capital expenditures	$48,542	$15,430	$12,067
Net income	30,193	22,877	1,488
Net income margin(5)	1.6%	1.3%	0.1%
Adjusted EBITDA(6)	127,203	90,126	61,513
Adjusted EBITDA Margin(6)	6.4%	5.2%	3.6%
Adjusted Net Income(6)	55,049	34,017	14,457
Backlog(7)	829,511	702,839	701,176

	As of October 29, 2016
	Pro Forma(1)	Actual
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,821	$10,821
Property, plant and equipment, net	146,422	146,422
Total assets	889,019	889,019
Total liabilities	404,830	628,803
Contingently redeemable common stock	—	22,293
Total shareholders’ equity	484,189	237,923

(1)	Pro forma results give effect to the sale by us of 12,500,000 shares of common stock in this offering, assuming an initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds to be received by us from this offering as described in “Use of Proceeds,” as if such transactions had occurred on October 29, 2016 with respect to our consolidated balance sheet data and as if such transactions had occurred on November 1, 2015 with respect to our consolidated statements of operations data. The pro forma adjustments to our consolidated statements of operations data represent a decrease of $20.0 million of interest expense for fiscal year 2016. The pro forma interest expense adjustment represents $19.1 million of interest expense related to our Senior Secured Notes (defined below, based on a rate of 8.5% and including amortization of capitalized debt issuance costs and original issue discount) and $1.0 million of interest expense related to our ABL Facility (defined below, based on a weighted-average interest rate of 2.2%) for fiscal year 2016. Pro forma adjustments to our consolidated statements of operations data also exclude a loss on debt extinguishment that we expect to incur after using the net proceeds from this offering which includes the write off of previously capitalized debt issuance costs of $3.5 million, the write off of the remaining unamortized original issue discount of $0.5 million and call premium of $7.7 million related to the Senior Secured Notes. Pro forma results also give effect to the reclassification of contingently redeemable common stock to stockholders’ equity resulting from the expiration of the employee shareholders’ put options upon the completion of this offering.
(2)	Restructuring costs incurred in fiscal years 2016 and 2015 are related to the Company’s restructuring of its management functions (including the move of its corporate headquarters from Orlando, Florida to Milwaukee, Wisconsin) and various product lines including, but not limited to, severance and discontinued product costs. Restructuring costs in fiscal year 2015 include $3.9 million of personnel costs including severance, stay bonuses, vacation and other benefits, and $0.8 million of inventory obsolescence reserves for discontinued product lines, which are recognized as a component of cost of sales in the Company’s consolidated statements of operations. In addition, during the fourth quarter of fiscal year 2016, the Company implemented a plan to relocate production of Goshen Coach buses from its Elkhart, Indiana facility to its facilities in Salina, Kansas and Imlay City, Michigan. In connection with this plan, the Company incurred $0.7 million of costs related to severance and relocation costs during fiscal year 2016. The Company expects to recognize additional restructuring costs related to the completion of this plan in fiscal year 2017.

Restructuring costs incurred in fiscal year 2014 represent costs related to the Monaco RV (“MRV”) and SJC Industries, Inc. (“SJC”) acquisitions and include, but are not limited to, personnel costs, including severance and bonuses. Additionally, the Company recorded a restructuring charge of $3.4 million associated with exiting the non-motorized towable market and a charge of $4.1 million related to the disposition of inventory for discontinued products through discounted sales and returning material to vendors at a discount. Restructuring costs related to inventory are recognized as a component of cost of sales in the Company’s consolidated statements of operations.

(3)	A reconciliation of the denominator used in the calculation of basic and diluted earnings per share of common stock is as follows:

	Fiscal Year Ended
	October 29, 2016	October 31, 2015	October 31, 2014
Basic weighted-average shares of common stock outstanding	51,587,164	52,761,380	52,789,250
Dilutive stock options	186,521	57,589	8,181

Diluted weighted-average shares of common stock outstanding	51,773,685	52,818,969	52,797,431

(4)	The denominator used in the calculation of the pro forma basic and diluted earnings per share of common stock gives effect to the sale by us of shares of common stock in this offering. A reconciliation of the denominator used in the calculation of the pro forma basic and diluted earnings per share of common stock is as follows:

Pro Forma Fiscal Year Ended October 29, 2016
Basic weighted-average shares of common stock outstanding	51,587,164
Shares of common stock sold in this offering	12,500,000

Pro forma basic weighted-average shares of common stock outstanding	64,087,164
Dilutive stock options	186,521

Pro forma diluted weighted-average shares of common stock outstanding	64,273,685

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of October 29, 2016:

•	on an actual basis; and

•	on an as adjusted basis to reflect (i) our receipt of the estimated net proceeds from the sale of shares of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, at an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover of this prospectus and (ii) the use of such proceeds as described in “Use of Proceeds.”

The as adjusted information below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this information together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of October 29, 2016
	Actual	As Adjusted(1)
($ in thousands except par value and share amounts)
Cash and cash equivalents	$10,821	$10,821

Long-term debt:
ABL Facility(2)	80,000	36,212
Senior Secured Notes(3)	176,040	—
Capital leases	—	—

Total long-term indebtedness (including current maturities)	256,040	36,212
Contingently redeemable common stock, 1,607,760 shares outstanding, actual; no shares outstanding, as adjusted(4)	22,293	—
Stockholders’ equity(5)(6):
Preferred stock, $0.001 par value per share, 400,000 shares authorized and no shares outstanding, actual; 95,000,000 shares authorized and no shares outstanding, as adjusted	—	—
Class A common stock, $0.001 par value per share, 46,000,000 shares authorized and 6,905,120 shares outstanding (excluding contingently redeemable common stock), actual; no shares authorized or outstanding, as adjusted	—	—
Class B common stock, $0.001 par value per share, 43,200,000 shares authorized and 42,684,320 shares outstanding, actual; no shares authorized or outstanding, as adjusted	—	—
Common stock, $0.001 par value per share, no shares authorized or outstanding, actual; 605,000,000 shares authorized and 63,697,200 shares outstanding, as adjusted	—	64
Additional paid-in capital(7)	206,229	459,896
Retained earnings(8)	31,655	24,190
Accumulated other comprehensive income	39	39

Total stockholders’ equity	237,923	484,189

Total capitalization	$516,256	$520,401

(1)	A $1.00 per share increase (decrease) in the assumed initial public offering price of $20.00 per share, the midpoint of the range set forth on the cover of this prospectus, of our common stock would increase (decrease) our net proceeds by $11.7 million, after deducting the underwriting discount and estimated expenses payable by us. Each increase (decrease) of 1 million shares in the number of shares of common stock offered by us would increase (decrease) our net proceeds by $18.7 million, based upon the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.
(2)

The $300.0 million ABL Facility will mature on October 21, 2018 and is guaranteed on a senior secured basis by certain of our subsidiaries. As of October 29, 2016, there were $80 million outstanding borrowings and $6.2 million of outstanding letters of credit thereunder. We intend to repay approximately $43.8 million aggregate principal amount of loans under the

ABL Facility, plus accrued and unpaid interest thereon, with a portion of the net proceeds from this offering. There is no penalty for the repayment.
(3)	Net of unamortized capitalized debt issuance costs of $3.5 million and unamortized original issue discount of $0.5 million.
(4)	As adjusted for the reclassification of contingently redeemable common stock to additional paid-in capital resulting from the expiration of the employee shareholders’ put options upon the completion of this offering. See Note 14 to our audited consolidated financial statements for further discussion.
(5)	Prior to this offering, we expect to complete an 80-for-one stock split of our Class A common stock and Class B common stock and reclassify the Class A common stock and Class B common stock into a single class of common stock, which is the same class as the shares being sold in this offering. All share amounts have been retroactively adjusted to give effect to this stock split at the time of its effectiveness.
(6)	Does not include stock options outstanding as of October 29, 2016 that will vest upon completion of this offering, as described under “Management’s Discussion and Analysis of Financial Condition—Factors Affecting Our Performance.”
(7)	As adjusted for the reclassification of contingently redeemable common stock to additional paid-in capital resulting from the expiration of the employee shareholders’ put options upon the completion of this offering, as described in Note 14 to our audited consolidated financial statements.
(8)	As adjusted for the redemption in full of the Senior Secured Notes and reflects the write-off of debt issuance costs of $3.5 million ($2.3 million, net of tax), the write-off of original issue discount of $0.5 million ($0.3 million, net of tax) and call premium of $7.7 million ($4.9 million, net of tax).

DILUTION

If you invest in our common stock in this offering, you will incur immediate and substantial dilution to the extent of the difference between the initial public offering price per share of common stock and the adjusted net tangible book value per share of common stock after this offering.

Our net tangible book value as of October 29, 2016 was approximately $51.7 million, or $1.01 per share of common stock. Adjusted net tangible book value represents the amount of total assets, less goodwill, intangible assets and liabilities, and the adjusted net tangible book value per share represents the amount of total assets, less goodwill, intangible assets and liabilities, divided by the number of shares of common stock outstanding, after the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, at an assumed initial public offering price of $20.00 per share, the midpoint of the estimated price range on the cover of this prospectus. This represents an immediate increase in net tangible book value of $3.31 per share to our existing stockholders and an immediate dilution of $15.68 per share to investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share	$20.00
Net tangible book value per share as of October 29, 2016(1)	$1.01
Increase in net tangible book value per share attributable to new investors	3.31
Adjusted net tangible book value per share after this offering	4.32

Dilution per share to new investors	$15.68

(1)	Reflects outstanding shares of common stock.

Each $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share would increase or decrease our adjusted net tangible book value by approximately $11.7 million, the adjusted net tangible book value per share by approximately $0.19 per share and the dilution to investors purchasing shares in this offering by approximately $0.81 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of October 29, 2016, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting the underwriting discount and estimated offering expenses, at an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

	Shares Purchased		Total Consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	51,197,200	80.4%	$151,300,098	37.7%	$2.96
New investors	12,500,000	19.6%	250,000,000	62.3%	$20.00

Total	63,697,200	100%	$401,300,098	100%	$6.30

Each $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all shareholders by $11.7 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all shareholders by approximately $18.7 million, assuming an initial public offering price of $20.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.